UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Eclipse Resources Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

27890G 100

(CUSIP Number)

Benjamin W. Hulburt

Manager, President and Chief Executive Officer

Eclipse Resources Holdings, LP

2121 Old Gatesburg Road, Suite 110

State College, Pennsylvania 16803

(866) 590-2568

D. Martin Phillips

EnCap Investments L.P.

1100 Louisiana Street, Suite 4900

Houston, Texas 77002

(713) 659-6100

Copies to:

Michael K. Pierce

Thompson & Knight LLP

333 Clay Street, Suite 3300

Houston, TX 77002

(713) 654-8111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ECLIPSE RESOURCES HOLDINGS, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 129,700,000(1)
	(9)	Sole Dispositive Power 129,700,000
	(10)	Shared Dispositive Power
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 129,700,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 81.1% (2)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Pursuant to that certain Stockholders Agreement dated June 25, 2014 among the Issuer, Eclipse Resources Holdings, L.P. (“Eclipse Holdings”), EnCap Energy Capital Fund VIII, L.P., a Texas limited partnership (“EnCap Fund VIII”), EnCap Energy Capital Fund VIII Co-Investors, L.P., a Texas limited partnership (“EnCap Fund VIII Co-Invest”), EnCap Energy Capital Fund IX, L.P., a Texas limited partnership (“EnCap Fund IX” and, together with EnCap Fund VIII and EnCap Fund VIII Co-Invest, the “EnCap Funds”) and the other parties thereto (the “Stockholders Agreement”), each partner of Eclipse Holdings is entitled to instruct Eclipse Holdings to vote, such partner’s sole discretion, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that such partner would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. Therefore, Eclipse Holdings may be deemed to share the power to vote or to direct the vote of 129,700,000 shares of Common Stock.
(2)	Based on 160,000,000 shares of common stock, par value $0.01 per share (“Common Stock”), of Eclipse Resources Corporation (the “Issuer”) issued and outstanding immediately following the Issuer’s initial public offering of Common Stock on June 25, 2014, as set forth in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2014.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ENCAP ENERGY CAPITAL FUND VIII, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 129,700,000(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 129,700,000(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 129,700,000(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 81.1% (3)
(14)	Type of Reporting Person (See Instructions) PN

(1)	These securities are directly held by Eclipse Holdings. Pursuant to the Stockholders Agreement, each EnCap Fund is entitled to instruct Eclipse Holdings to vote, in each of the EnCap Funds’ sole discretion, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that each EnCap Fund would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. The Issuer and the limited partners of Eclipse Holdings have agreed to take all action necessary to elect Benjamin W. Hulburt, Christopher K. Hulburt and up to five persons designated by the EnCap Funds to the Board of Directors of the Issuer. Therefore, the EnCap Funds may be deemed to share the power to vote or to direct the vote of 129,700,000 shares of Common Stock held by Eclipse Holdings.
(2)	These securities are directly held by Eclipse Holdings. The EnCap Funds have the right to appoint four of seven members of the Board of Managers of Eclipse Holdings. Therefore, the EnCap Funds may be deemed to share the right to direct the disposition of the Common Stock held by Eclipse Holdings. EnCap Fund VIII disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that EnCap Fund VIII is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any other purpose.
(3)	Based on 160,000,000 shares of Common Stock issued and outstanding immediately following the Issuer’s initial public offering of Common Stock on June 25, 2014, as set forth in the Issuer’s Current Report on Form 8-K, filed with the SEC on June 30, 2014.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ENCAP ENERGY CAPITAL FUND VIII CO-INVESTORS, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 129,700,000(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 129,700,000(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 129,700,000(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 81.1% (3)
(14)	Type of Reporting Person (See Instructions) PN

(1)	These securities are directly held by Eclipse Holdings. Pursuant to the Stockholders Agreement, each EnCap Fund is entitled to instruct Eclipse Holdings to vote, in each of the EnCap Funds’ sole discretion, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that each EnCap Fund would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. The Issuer and the limited partners of Eclipse Holdings have agreed to take all action necessary to elect Benjamin W. Hulburt, Christopher K. Hulburt and up to five persons designated by the EnCap Funds to the Board of Directors of the Issuer. Therefore, the EnCap Funds may be deemed to share the power to vote or to direct the vote of 129,700,000 shares of Common Stock held by Eclipse Holdings.
(2)	These securities are directly held by Eclipse Holdings. The EnCap Funds have the right to appoint four of seven members of the Board of Managers of Eclipse Holdings. Therefore, the EnCap Funds may be deemed to share the right to direct the disposition of the Common Stock held by Eclipse Holdings. EnCap Fund VIII Co-Invest disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that EnCap Fund VIII Co-Invest is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(3)	Based on 160,000,000 shares of Common Stock issued and outstanding immediately following the Issuer’s initial public offering of Common Stock on June 25, 2014, as set forth in the Issuer’s Current Report on Form 8-K, filed with the SEC on June 30, 2014.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ENCAP ENERGY CAPITAL FUND IX, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 129,700,000(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 129,700,000(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 129,700,000(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 81.1% (3)
(14)	Type of Reporting Person (See Instructions) PN

(1)	These securities are directly held by Eclipse Holdings. Pursuant to the Stockholders Agreement, each EnCap Fund is entitled to instruct Eclipse Holdings to vote, in each of the EnCap Funds’ sole discretion, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that each EnCap Fund would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. The Issuer and the limited partners of Eclipse Holdings have agreed to take all action necessary to elect Benjamin W. Hulburt, Christopher K. Hulburt and up to five persons designated by the EnCap Funds to the Board of Directors of the Issuer. Therefore, the EnCap Funds may be deemed to share the power to vote or to direct the vote of 129,700,000 shares of Common Stock held by Eclipse Holdings.
(2)	These securities are directly held by Eclipse Holdings. The EnCap Funds have the right to appoint four of seven members of the Board of Managers of Eclipse Holdings. Therefore, the EnCap Funds may be deemed to share the right to direct the disposition of the Common Stock held by Eclipse Holdings. EnCap Fund IX disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that EnCap Fund IX is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(3)	Based on 160,000,000 shares of Common Stock issued and outstanding immediately following the Issuer’s initial public offering of Common Stock on June 25, 2014, as set forth in the Issuer’s Current Report on Form 8-K, filed with the SEC on June 30, 2014.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons DAVID B. MILLER
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 129,700,000(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 129,700,000(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 129,700,000(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 81.1% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)	These securities are directly held by Eclipse Holdings. David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich are the controlling members of RNBD GP LLC (“RNBD”), the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), the general partner of EnCap Investments L.P. (“EnCap Investments”), the general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”), the general partner of EnCap Fund VIII, the sole member of Eclipse Holdings GP, LLC (“Eclipse Holdings GP”), the general partner of Eclipse Holdings. Any action taken by RNBD to dispose or acquire securities of the EnCap Funds has to be unanimously approved by all four members. Pursuant to the Stockholders Agreement, each EnCap Fund is entitled to instruct Eclipse Holdings to vote, in such EnCap Fund’s sole discretion, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that such EnCap Fund would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. Further, The EnCap Funds have the right to appoint four of seven members of the Board of Managers of Eclipse Holdings. Therefore, Messrs. Miller, Phillips, Petersen and Zorich may be deemed to share the right to direct the disposition of the Common Stock held by Eclipse Holdings. Each of Messrs. Miller, Phillips, Petersen and Zorich disclaim beneficial ownership of the reported Common Stock except to the extent of his pecuniary interest therein, and this statement shall not be deemed an admission that he is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(2)	Based on 160,000,000 shares of Common Stock issued and outstanding immediately following the Issuer’s initial public offering of Common Stock on June 25, 2014, as set forth in the Issuer’s Current Report on Form 8-K, filed with the SEC on June 30, 2014.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons D. MARTIN PHILLIPS
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 129,700,000(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 129,700,000(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 129,700,000(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 81.1% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)	These securities are directly held by Eclipse Holdings. David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich are the controlling members of RNBD, the sole member of EnCap Investments GP, the general partner of EnCap Investments, the general partner of EnCap Fund VIII GP, the general partner of EnCap Fund VIII, the sole member of Eclipse Holdings GP, the general partner of Eclipse Holdings. Any action taken by RNBD to dispose or acquire securities of the EnCap Funds has to be unanimously approved by all four members. Pursuant to the Stockholders Agreement, each EnCap Fund is entitled to instruct Eclipse Holdings to vote, in such EnCap Fund’s sole discretion, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that such EnCap Fund would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. Further, The EnCap Funds have the right to appoint four of seven members of the Board of Managers of Eclipse Holdings. Therefore, Messrs. Miller, Phillips, Petersen and Zorich may be deemed to share the right to direct the disposition of the Common Stock held by Eclipse Holdings. Each of Messrs. Miller, Phillips, Petersen and Zorich disclaim beneficial ownership of the reported Common Stock except to the extent of his pecuniary interest therein, and this statement shall not be deemed an admission that he is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(2)	Based on 160,000,000 shares of Common Stock issued and outstanding immediately following the Issuer’s initial public offering of Common Stock on June 25, 2014, as set forth in the Issuer’s Current Report on Form 8-K, filed with the SEC on June 30, 2014.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons GARY R. PETERSEN
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 129,700,000(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 129,700,000(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 129,700,000(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 81.1% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)	These securities are directly held by Eclipse Holdings. David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich are the controlling members of RNBD, the sole member of EnCap Investments GP, the general partner of EnCap Investments, the general partner of EnCap Fund VIII GP, the general partner of EnCap Fund VIII, the sole member of Eclipse Holdings GP, the general partner of Eclipse Holdings. Any action taken by RNBD to dispose or acquire securities of the EnCap Funds has to be unanimously approved by all four members. Pursuant to the Stockholders Agreement, each EnCap Fund is entitled to instruct Eclipse Holdings to vote, in such EnCap Fund’s sole discretion, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that such EnCap Fund would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. Further, The EnCap Funds have the right to appoint four of seven members of the Board of Managers of Eclipse Holdings. Therefore, Messrs. Miller, Phillips, Petersen and Zorich may be deemed to share the right to direct the disposition of the Common Stock held by Eclipse Holdings. Each of Messrs. Miller, Phillips, Petersen and Zorich disclaim beneficial ownership of the reported Common Stock except to the extent of his pecuniary interest therein, and this statement shall not be deemed an admission that he is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(2)	Based on 160,000,000 shares of Common Stock issued and outstanding immediately following the Issuer’s initial public offering of Common Stock on June 25, 2014, as set forth in the Issuer’s Current Report on Form 8-K, filed with the SEC on June 30, 2014.

CUSIP No. 27890G 100

(1)	Names of Reporting Persons ROBERT L. ZORICH
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 129,700,000(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 129,700,000(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 129,700,000(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 81.1% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)	These securities are directly held by Eclipse Holdings. David B. Miller, D. Martin Phillips, Gary R. Petersen, and Robert L. Zorich are the controlling members of RNBD, the sole member of EnCap Investments GP, the general partner of EnCap Investments, the general partner of EnCap Fund VIII GP, the general partner of EnCap Fund VIII, the sole member of Eclipse Holdings GP, the general partner of Eclipse Holdings. Any action taken by RNBD to dispose or acquire securities of the EnCap Funds has to be unanimously approved by all four members. Pursuant to the Stockholders Agreement, each EnCap Fund is entitled to instruct Eclipse Holdings to vote, in such EnCap Fund’s sole discretion, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that such EnCap Fund would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. Further, The EnCap Funds have the right to appoint four of seven members of the Board of Managers of Eclipse Holdings. Therefore, Messrs. Miller, Phillips, Petersen and Zorich may be deemed to share the right to direct the disposition of the Common Stock held by Eclipse Holdings. Each of Messrs. Miller, Phillips, Petersen and Zorich disclaim beneficial ownership of the reported Common Stock except to the extent of his pecuniary interest therein, and this statement shall not be deemed an admission that he is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.
(2)	Based on 160,000,000 shares of Common Stock issued and outstanding immediately following the Issuer’s initial public offering of Common Stock on June 25, 2014, as set forth in the Issuer’s Current Report on Form 8-K, filed with the SEC on June 30, 2014.

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Eclipse Resources Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 2121 Old Gatesburg Road, Suite 110, State College, Pennsylvania 16803.

Item 2. Identity and Background.

This statement is jointly filed by Eclipse Resources Holdings, L.P., a Delaware limited partnership (“Eclipse Holdings”), EnCap Energy Capital Fund VIII, L.P., a Texas limited partnership (“EnCap Fund VIII”), EnCap Energy Capital Fund VIII Co-Investors, L.P., a Texas limited partnership (“EnCap Fund VIII Co-Invest”), EnCap Energy Capital Fund IX, L.P., a Texas limited partnership (“EnCap Fund IX” and collectively with EnCap Fund VIII and EnCap Fund VIII Co-Invest, the “EnCap Funds”), David B. Miller, D. Martin Phillips, Gary R. Petersen and Robert L. Zorich (collectively, with Eclipse Holdings, EnCap Fund VIII, EnCap Fund VIII Co-Invest, EnCap Fund IX, Messrs. Miller, Phillips and Petersen, the “Reporting Persons”).

The principal office and business address of Eclipse Holdings is 2121 Old Gatesburg Road, Suite 110, State College, Pennsylvania 16803. Eclipse Holdings is a Delaware limited partnership. The principal business of Eclipse Holdings is to receive, own, hold, sell or otherwise dispose of Common Stock of the Issuer.

The principal office and business address of each of the EnCap Funds, D. Martin Phillips, Gary R. Petersen and Robert L. Zorich is 1100 Louisiana Street, Suite 4900, Houston, Texas 77002. The principal office and business address of David B. Miller is 3811 Turtle Creek Blvd., Suite 1080, Dallas, Texas 75219. The principal business of each of the EnCap Funds is investing in securities of energy companies. The principal business of each of Messrs. Phillips, Petersen, Zorich and Miller is managing RNBD GP LLC (“RNBD”), the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), the general partner of EnCap Investments L.P. (“EnCap Investments”). EnCap Investments is the general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”) and EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”). EnCap Fund VIII GP is the general partner of EnCap Fund VIII, the sole member of Eclipse Holdings GP, LLC (“Eclipse Holdings GP”), the general partner of Eclipse Holdings. EnCap Fund IX GP is the general partner of EnCap Fund IX.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Information regarding the executive officers, managers or other control persons of Eclipse Holdings, EnCap Fund VIII, EnCap Fund VIII Co-Invest and EnCap Fund IX is set forth on Schedule 1, Schedule 2, and Schedule 3 attached hereto, which Schedules are hereby incorporated by reference. All such persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On June 24, 2014, Eclipse Holdings contributed all of Eclipse Holdings’ interest in the Class A Units, Class B Units, and Class C Units of Eclipse Resources I, LP and all of the outstanding membership interests in Eclipse GP, LLC in exchange for 138,500,000 shares of Common Stock pursuant to that certain Master Reorganization Agreement dated June 6, 2014. Immediately thereafter, Eclipse Holdings distributed pro-rata to its partners 8,800,000 shares of Common Stock (the “Distribution”). In connection with the Distribution, EnCap Fund VIII, EnCap Fund VIII Co-Invest and EnCap Fund IX received 3,766,343, 2,092,413 and 2,845,976 shares of Common Stock, respectively. In connection with the initial public offering of the Common Stock (the “IPO”), EnCap Fund VIII, EnCap Fund VIII Co-Invest and EnCap Fund IX sold 3,766,343, 2,092,413 and 2,845,976 shares of Common Stock, respectively. The price per share of Common Stock sold in the IPO was $25.58 per share.

The foregoing description of the Master Reorganization Agreement does not purport to be complete, and is qualified in its entirety by reference to the Master Reorganization Agreement filed as Exhibit 10.9 to the Issuer’s S-1 Registration Statement, as amended, filed with the SEC on June 9, 2014, and incorporated herein by reference.

Item 4. Purpose of Transaction.

Eclipse Holdings acquired its 129,700,000 shares of Common Stock for investment purposes. In connection with the IPO, EnCap Fund VIII, EnCap Fund VIII Co-Invest and EnCap Fund IX granted the underwriters in the IPO the option to purchase up to 1,945,230, 1,080,684 and 1,469,881 shares of Common Stock, respectively, on the same terms and conditions as the IPO solely to cover over-allotments. Other than as set forth in this Item 4, as of the date hereof, the Reporting Persons do not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Each of the Reporting Persons beneficially owns an aggregate of 129,700,000 shares of Common Stock of the Issuer, representing 81.1% of the outstanding Common Stock of the Issuer (based on 160,000,000 shares of Common Stock issued and outstanding immediately following the IPO, as set forth in the Issuer’s Current Report on Form 8-K, filed with the SEC on June 30, 2014). Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(b) Pursuant to that certain Stockholders Agreement dated June 25, 2014 among the Issuer, Eclipse Holdings, EnCap Fund VIII, EnCap Fund VIII Co-Invest, EnCap Fund IX and the other parties thereto (the “Stockholders Agreement”), each partner of Eclipse Holdings, including, without limitation, EnCap Fund VIII, EnCap Fund VIII Co-Invest, and EnCap Fund IX, is entitled to instruct Eclipse Holdings to vote, in the sole discretion of such partner, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that such partner would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date. The Issuer and the limited partners of Eclipse Holdings have agreed to take all action necessary to elect Benjamin W. Hulburt, Christopher K. Hulburt and up to five persons designated by the EnCap Funds to the Board of Directors of the Issuer. Therefore, the EnCap Funds may be deemed to share the power to vote or to direct the vote of 129,700,000 shares of Common Stock held by Eclipse Holdings. Eclipse Holdings shares the power to vote or direct the vote of 129,700,000 shares of Common Stock.

The EnCap Funds have the right to appoint four of seven members of the Board of Managers of Eclipse Holdings. Therefore, Messrs. Miller, Phillips, Petersen and Zorich may be deemed to share the power to vote or to direct the vote of 129,700,000 shares of Common Stock held by Eclipse Holdings.

Messrs. Miller, Phillips, Petersen, and Zorich are the controlling members of RNBD, the sole member of EnCap Investments GP, the general partner of EnCap Investments. EnCap Investments is the general partner of EnCap Equity Fund VIII GP and EnCap Equity Fund IX GP. EnCap Fund VIII GP is the general partner of EnCap Fund VIII, the sole member of Eclipse Holdings GP, the general partner of Eclipse Holdings. EnCap Fund IX GP is the general partner of EnCap Fund IX. Any action taken by RNBD to dispose or acquire securities of the EnCap Funds has to be unanimously approved by all four members. Therefore, Messrs. Miller, Phillips, Petersen and Zorich share the power to vote or to direct the vote and to dispose or to direct the disposition of Common Stock held by the EnCap Funds.

The Reporting Persons share the power to dispose or to direct the disposition of 129,700,000 shares of Common Stock held by Eclipse Holdings.

(c) Other than as described in Item 3 or Item 4, no Reporting Person has effected any transactions in the shares of Common Stock during the 60 days preceding the date hereof.

(d) No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 3 is hereby incorporated by reference herein.

Underwriting Agreement

On June 19, 2014, the Issuer entered into an underwriting agreement with the stockholders of the Company named therein (including the EnCap Funds) (the “Selling Stockholders”) and Citigroup Global Markets Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, as representatives of the several underwriters named therein (collectively, the “Underwriters”), relating to the offer and sale of the Common Stock (the “Underwriting Agreement”). The Underwriting Agreement provides for the offer and sale by the Company and the Selling Stockholders, and the purchase by the Underwriters, of an aggregate of 30,300,000 shares of Common Stock, consisting of 21,500,000 shares of Common Stock sold by the Company and 8,800,000 shares of Common Stock sold by the Selling Stockholders, at a price to the public of $27.00 per share ($25.5825 per share net of underwriting discounts and commissions) in connection with the IPO. Pursuant to the Underwriting Agreement, the Selling Stockholders granted the Underwriters a 30-day option to purchase up to an aggregate of 4,545,000 additional shares of Common Stock held by the Selling Stockholders if the Underwriters sell more than an aggregate of 30,300,000 shares of Common Stock.

The foregoing summary of the Underwriting Agreement does not purport to be complete, and is qualified in its entirety by reference to the Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 24, 2014, and incorporated herein by reference.

Stockholders Agreement

In connection with the closing of the IPO, the Issuer, Eclipse Holdings and the limited partners of Eclipse Holdings (including the EnCap Funds) entered into the Stockholders Agreement. The Stockholders Agreement provides that the EnCap Funds may designate up to five persons to the board of directors of the Issuer, calculated based upon the percentage of outstanding shares of Common Stock held by the EnCap Funds. The Stockholders’ Agreement also provides that each partner of Eclipse Holdings is entitled to instruct Eclipse Holdings to vote, in such partner’s sole discretion, the number of shares of Common Stock held by Eclipse Holdings as of the applicable voting record date that such partner would receive pursuant to the terms of the limited partnership agreement of Eclipse Holdings following the complete distribution on such record date of the shares of Common Stock held by Eclipse Holdings on such record date.

The foregoing summary of the Stockholders’ Agreement does not purport to be complete, and is qualified in its entirety by reference to the Stockholders’ Agreement filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 30, 2014, and incorporated herein by reference.

Agreement of Limited Partnership of Eclipse Holdings

In connection with the corporate reorganization prior to the IPO, Eclipse Holdings and the limited partners of Eclipse Holdings (including the EnCap Funds) entered into that certain limited partnership agreement of Eclipse Holdings dated June 6, 2014 (the “Eclipse Holdings LPA”). The Eclipse Holdings LPA provides that the EnCap Funds and their permitted transferees have the right to appoint four (4) of the seven (7) representatives to the board of managers of Eclipse Holdings. A majority of the votes of the board of managers of Eclipse Holdings is required to vote or to abstain from voting the shares of Eclipse Holdings’ shares of Common Stock on any given matter to be voted upon by the shareholders of the Issuer. A supermajority of the votes (which includes the votes of the managers designated by the EnCap Funds plus one manager that is not designated by the EnCap Funds) of the board of managers of Eclipse Holdings is required to sell all or any portion of the shares of Common Stock held by Eclipse Holdings.

The foregoing summary of the Eclipse Holdings LPA does not purport to be complete, and is qualified in its entirety by reference to the Eclipse Holdings LPA filed as Exhibit 10.13 to the Issuer’s S-1 Registration Statement, as amended, filed with the SEC on June 9, 2014, and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, Eclipse Holdings and its limited partners (including the EnCap Funds) entered into the Registration Rights Agreement dated June 25, 2014 with the Issuer and the other parties thereto (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to register the resale of shares of Common Stock issued to Eclipse Holdings in the Issuer’s corporate reorganization under certain circumstances.

The Registration Rights Agreement provides that at any time after the closing of the IPO, subject to certain limitations, Eclipse Holdings and its limited partners (including the EnCap Funds) will have the right, to the extent they hold specified shares of Common Stock, to require the Issuer by written notice to prepare and file a registration statement registering the offer and sale of a number of their shares of Common Stock. Once the Issuer is eligible to effect a registration on Form S-3, any such demand registration may be for a shelf registration statement. Any holder that is able to request a demand registration will also have the option to require the Issuer to effectuate a distribution of their shares of Common Stock through a firm commitment underwritten offering (so long as the aggregate value of the shares to be included in the offering is at least $30 million (based on a 20-day VWAP)). The Issuer will be required to maintain the effectiveness of any such registration statement until the earlier of (i) 180 days (or two years if a “shelf registration” is requested) after the effective date or (ii) the date of the consummation of the distribution by the participating holders or on which the shares covered by the registration statement cease to be registrable securities pursuant to the Registration Rights Agreement. If, at any time, the Issuer proposes to register an offering of Common Stock (subject to certain exceptions) whether or not for our own account, then the Issuer must give at least 5 days’ notice to all holders of registrable securities to allow them to include a specified number of their shares in that offering. The registration rights provided by the Registration Rights Agreement are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a firm commitment underwritten offering and the Issuer’s right to terminate or suspend an offering under certain circumstances.

The foregoing summary of the Registration Rights Agreement does not purport to be complete, and is qualified in its entirety by reference to the Registration Rights Agreement filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 30, 2014, and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.1	Joint Filing Agreement dated July 7, 2014.

Exhibit 1.2	Underwriting Agreement dated June 19, 2014 (filed as Exhibit 1.1 to the Issuers Current Report on Form 8-K filed with the SEC on June 24, 2014, and incorporated by reference herein).

Exhibit 2.1	Master Reorganization Agreement dated June 6, 2014 (filed as Exhibit 10.9 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1, and incorporated by reference herein).

Exhibit 2.2	Stockholders’ Agreement dated June 25, 2014 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 30, 2014, and incorporated by reference herein).

Exhibit 2.3	Agreement of Limited Partnership of Eclipse Resources Holdings, L.P. dated June 6, 2014 (filed as Exhibit 10.13 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on June 9, 2014, and incorporated by reference herein).

Exhibit 2.4	Registration Rights Agreement dated June 25, 2014 (filed as Exhibit 10.2 to the Issuers Current Report on Form 8-K filed with the SEC on June 30, 2014, and incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2014

Eclipse Resources Holdings, L.P.

By:	/s/ Christopher K. Hulburt
Name:	Christopher K. Hulburt
Title:	Executive Vice President, Secretary and General Counsel

EnCap Energy Capital Fund VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C,
its general partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Sr. Managing Director

EnCap Energy Capital Fund VIII Co-Investors, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C,
its general partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Sr. Managing Director

EnCap Energy Capital Fund IX, L.P.

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C,
its general partner

By:	/s/ D. Martin Phillips
Name:	D. Martin Phillips
Title:	Sr. Managing Director

/s/ David B. Miller
David B. Miller

/s/ D. Martin Phillips
D. Martin Phillips

/s/ Gary R. Petersen
Gary R. Petersen

/s/ Robert L. Zorich
Robert L. Zorich

Schedule 1

CONTROL PERSONS AND EXECUTIVE OFFICERS OF

ECLIPSE HOLDINGS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner, managers and executive officers and other control persons of Eclipse Holdings are set forth below:

Eclipse Resources Holdings, L.P.:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Eclipse Holdings GP, LLC 2121 Old Gatesburg Road, Suite 110 State College, Pennsylvania 16803	General Partner	n/a	n/a

Mark E. Burroughs, Jr. 2121 Old Gatesburg Road, Suite 110 State College, Pennsylvania 16803	Manager	Manager	Eclipse Resources Holdings, L.P. 2121 Old Gatesburg Road, Suite 110 State College, Pennsylvania 16803

Douglas E. Swanson, Jr. 2121 Old Gatesburg Road, Suite 110 State College, Pennsylvania 16803	Manager	Manager	Eclipse Resources Holdings, L.P. 2121 Old Gatesburg Road, Suite 110 State College, Pennsylvania 16803

Robert L. Zorich 2121 Old Gatesburg Road, Suite 110 State College, Pennsylvania 16803	Manager	Manager	Eclipse Resources Holdings, L.P. 2121 Old Gatesburg Road, Suite 110 State College, Pennsylvania 16803

D. Martin Phillips 2121 Old Gatesburg Road, Suite 110 State College, Pennsylvania 16803	Manager	Manager	Eclipse Resources Holdings, L.P. 2121 Old Gatesburg Road, Suite 110 State College, Pennsylvania 16803

Benjamin W. Hulburt 2121 Old Gatesburg Road, Suite 110 State College, Pennsylvania 16803	Manager, President and Chief Executive Officer	Manager, President and Chief Executive Officer	Eclipse Resources Holdings, L.P. 2121 Old Gatesburg Road, Suite 110 State College, Pennsylvania 16803

Christopher K. Hulburt 2121 Old Gatesburg Road, Suite 110 State College, Pennsylvania 16803	Manager, Executive Vice President, Secretary, and General Counsel	Manager, Executive Vice President, Secretary, and General Counsel	Eclipse Resources Holdings, L.P. 2121 Old Gatesburg Road, Suite 110 State College, Pennsylvania 16803

Thomas S. Liberatore 2121 Old Gatesburg Road, Suite 110 State College, Pennsylvania 16803	Manager, Executive Vice President and Chief Operating Officer	Manager, Executive Vice President and Chief Operating Officer	Eclipse Resources Holdings, L.P. 2121 Old Gatesburg Road, Suite 110 State College, Pennsylvania 16803

Matthew DeNezza 2121 Old Gatesburg Road, Suite 110 State College, Pennsylvania 16803	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer	Eclipse Resources Holdings, L.P. 2121 Old Gatesburg Road, Suite 110 State College, Pennsylvania 16803

Schedule 2

CONTROL PERSONS OF

ENCAP FUND VIII AND ENCAP FUND VIII CO-INVEST

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Fund VIII and EnCap Fund VIII Co-Invest are set forth below:

EnCap Fund VIII and EnCap Fund VIII Co-Invest:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

EnCap Equity Fund VIII GP, L.P. 1100 Louisiana Street, Suite 4900, Houston, Texas 7700	General Partner of EnCap Fund VIII and EnCap Fund VIII Co-Invest	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900, Houston, Texas 7700	General Partner of EnCap Equity Fund VIII GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900, Houston, Texas 7700	General Partner of EnCap Investments L.P.	n/a	n/a

RNBD GP LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 7700	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

David B. Miller 1100 Louisiana Street, Suite 4900, Houston, Texas 7700	Controlling Member of RNBD GP LLC	Controlling Member of RNBD GP LLC	RNBD GP LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 7700

D. Martin Phillips 1100 Louisiana Street, Suite 4900, Houston, Texas 7700	Controlling Member of RNBD GP LLC	Controlling Member of RNBD GP LLC	RNBD GP LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 7700

Gary R. Petersen 1100 Louisiana Street, Suite 4900, Houston, Texas 7700	Controlling Member of RNBD GP LLC	Controlling Member of RNBD GP LLC	RNBD GP LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 7700

Robert L. Zorich 1100 Louisiana Street, Suite 4900, Houston, Texas 7700	Controlling Member of RNBD GP LLC	Controlling Member of RNBD GP LLC	RNBD GP LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 7700

Schedule 3

CONTROL PERSONS OF

ENCAP FUND IX

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Fund IX are set forth below:

EnCap Fund IX:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

EnCap Equity Fund IX GP, L.P. 1100 Louisiana Street, Suite 4900, Houston, Texas 7700	General Partner of EnCap Fund IX	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900, Houston, Texas 7700	General Partner of EnCap Equity Fund IX GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900, Houston, Texas 7700	General Partner of EnCap Investments L.P.	n/a	n/a

RNBD GP LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 7700	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

David B. Miller 1100 Louisiana Street, Suite 4900, Houston, Texas 7700	Controlling Member of RNBD GP LLC	Controlling Member of RNBD GP LLC	RNBD GP LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 7700

D. Martin Phillips 1100 Louisiana Street, Suite 4900, Houston, Texas 7700	Controlling Member of RNBD GP LLC	Controlling Member of RNBD GP LLC	RNBD GP LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 7700

Gary R. Petersen 1100 Louisiana Street, Suite 4900, Houston, Texas 7700	Controlling Member of RNBD GP LLC	Controlling Member of RNBD GP LLC	RNBD GP LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 7700

Robert L. Zorich 1100 Louisiana Street, Suite 4900, Houston, Texas 7700	Controlling Member of RNBD GP LLC	Controlling Member of RNBD GP LLC	RNBD GP LLC 1100 Louisiana Street, Suite 4900, Houston, Texas 7700